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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of June, 2002


                        VOTORANTIM CELULOSE e PAPEL S.A.


                        (Votorantim Pulp and Paper Inc.)
                (Translation of registrant's name into English)


                   Alameda Santos, 1357-8[degree symbol] andar
                        01419-908, Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file reports under cover Form 20-F or Form 40-F.

                              Form 20-F X    Form 40-F
                                       ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes           No  X
                                 ----          ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________________.

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                                 Exhibit Index

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

1.  Report of Independent Accountants

2.  Consolidated Interim Financial Information as at and for the three-month periods ended
    March 31, 2002 and 2001
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